As filed with the Securities and Exchange Commission on October 10, 2003

                                                Registration No. 333-___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                          ____________________________

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          ____________________________

                         GALAXY NUTRITIONAL FOODS, INC.
             (Exact name of registrant as specified in its Charter)

   Delaware                        2022                          25-1391475
   --------                        ----                          ----------
(State or other              (Primary Standard                  (IRS Employer
  jurisdiction                   Industrial                  Identification No.)
of incorporation)           Classification Code
                                  Number)

                    2441 Viscount Row, Orlando, Florida 32809
                            Telephone: (407) 855-5500

       (Address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)

                   CHRISTOPHER J. NEW, CHIEF EXECUTIVE OFFICER
                         Galaxy Nutritional Foods, Inc.
                    2441 Viscount Row, Orlando, Florida 32809
                            Telephone: (407) 855-5500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                           KENNETH C. WRIGHT, ESQUIRE
                              Baker & Hostetler LLP
                       200 South Orange Avenue, Suite 2300
                             Orlando, Florida 32801
                            Telephone: (407) 649-4001

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

                         CALCULATION OF REGISTRATION FEE

================================================================================
 Title of Each                                         Proposed       Proposed
    Class of                          Maximum          Maximum        Amount of
   Securities       Amount to be   Offering Price     Aggregate     Registration
To be Registered     Registered     Per Share(1)    Offering Price      Fee
================================================================================
Common Stock          3,261,391        $2.99          $9,751,559      $788.90
$.01 par value,
previously issued
or issuable upon
exercise of options
and warrants (2)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices for Galaxy's Common Stock as reported on the American Stock Exchange on October 8, 2003.

(2)  To be offered by selling stockholders.
--------------------------------------------------------------------------------

                                   PROSPECTUS

[GRAPHIC]
 GALAXY NUTRITIONAL FOODS(TM)                   Galaxy Nutritional Foods, Inc.
                                             2441 Viscount Row, Orlando, Florida
                                                       (407) 855-5500

                                                             3,261,391 SHARES OF
                                                                COMMON STOCK

This prospectus is part of a registration statement that relates to a public offering of up to 3,261,391 shares of our common stock that were previously issued to our stockholders or are issuable upon the exercise of options and warrants held by certain of our stockholders (collectively, the "selling stockholders"). Our common stock is traded on the American Stock Exchange under the symbol GXY. The average of the high and low prices of the common shares as reported on the American Stock Exchange on October 8, 2003 was $2.99 per common share.

Shares: The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off the American Stock Exchange, at prevailing market prices, or at privately negotiated prices. There is no underwriter with respect to this offering and each selling stockholder will determine the time of sale of shares made pursuant to this prospectus.

Proceeds:      We will not  receive any of the  proceeds  from the sale of these shares. We will receive proceeds from the exercise of the options and warrants if such options and warrants are exercised.

Costs: We will pay the costs relating to the registration of the shares of common stock offered by this prospectus. The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

--------------------------------------------------------------------------------
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE PUBLICLY SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY
THESE  SECURITIES,  IN ANY  JURISDICTION  IN  WHICH  THE  OFFER  OR  SALE IS NOT
PERMITTED.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SHARES OFFERED BY THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

             The date of this Prospectus is ________________, 2003.

                                TABLE OF CONTENTS

                                                                            PAGE

Risk Factors..........................................................        3
The Company...........................................................       11
Use of Proceeds.......................................................       12
Determination of Offering Price.......................................       12
Selling Stockholders..................................................       12
Plan of Distribution..................................................       17
Legal Matters.........................................................       18
Experts...............................................................       18
Where You Can Find More Information...................................       18
Forward-Looking Statements............................................       19

                       __________________________________

YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT, AND THE SELLING STOCKHOLDERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

THE SHARES OF COMMON STOCK ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                  RISK FACTORS

     Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows. This could cause the trading price of our common stock to decline and you could lose all or part of your investment.

WE HAVE PREVIOUSLY BEEN IN TECHNICAL DEFAULT OF OUR CREDIT FACILITIES.

     We have a revolving line of credit from Textron Financial Corporation which had an outstanding balance as of October 8, 2003 of $4,731,193. Substantially all of our assets are pledged as collateral to secure our outstanding borrowings under such loan. In August 2003, we notified Textron that we had failed to comply with a covenant under the loan related to our fixed charge coverage ratio for the month of June 2003. Pursuant to a certain Waiver Letter dated August 13, 2003, Textron agreed to waive the requirement to meet the fixed charge coverage ratio for each monthly period through September 30, 2003. Additionally, Textron agreed that after August 13, 2003, all of the financial covenants required of us under Section 7.6 of the Loan Agreement will be measured and tested on a quarterly rather than monthly basis.

     For the fiscal years ended March 31, 2001, 2002 and 2003, we periodically violated similar financial and other covenants under our prior asset-based credit facility with FINOVA Capital Corporation, our former term loan with FINOVA Mezzanine Capital Inc., and our current term loan with SouthTrust Bank. At no time did any lender deliver to us a notice of default as a result of such violations. The lenders routinely waived such violations and amended the covenants in return for the payment of waiver fees, increases in interest rates, acceleration of maturity dates and other considerations.

     We do not believe that we will fail to meet the financial and other covenants of the Textron revolving line of credit and the SouthTrust Bank term loan for the fiscal quarters to end on September 30, 2003 and thereafter. However, in the event that we are in violation of the covenants under the Textron revolving line of credit or under our term loan with SouthTrust Bank and we cannot amend the covenants or obtain waivers for these covenant failures, Textron and SouthTrust Bank could exercise their respective rights under their loan documents to, among other things, declare a default under the loans, accelerate their indebtedness such that they would become immediately due and payable, and pursue foreclosure of our assets which are pledged as collateral for such loans. In either event, it is unlikely that we would be able to continue the operation of our business.

WE MAY NEED ADDITIONAL FINANCING AND SUCH FINANCING MAY NOT BE AVAILABLE.

     We have incurred substantial debt in connection with the financing of our business. The aggregate amount outstanding of our borrowing under our various credit facilities is approximately $14,814,178 as of October 8, 2003. This amount includes a revolving line of credit from Textron Financial Corporation in the amount of $4,731,193. The revolving line of credit allows a maximum principal amount of $7,500,000 through which we finance our day-to-day working capital needs. The line of credit is secured in part by our accounts receivable and inventory. The amounts that we can borrow under the line of credit fluctuate based on our inventory and accounts receivable levels. Generally, we borrow the maximum amount available to us under our revolving line of credit and under our other credit facilities. As of October 8, 2003, the maximum amount we could borrow under our revolving line of credit totaled approximately $5,137,069. Although we anticipate that our revolving line of credit will meet our operational financing requirements for at least 32 months, we may need additional financing in the future in order to maintain or increase our current level of business. We do not know if we can obtain additional  financing  or if  the  terms  of  any  required  financing  will  be acceptable  to us.  If we are  unable  to fund our  working  capital  needs  and
additional  growth  through  our  existing  credit  facilities,   cash  flow  or
additional financing, or if additional financing is not available under acceptable terms to us, our business, results of operations, cash flows and future growth will be negatively affected.

WE MAY ISSUE ADDITIONAL SECURITIES WITH RIGHTS SUPERIOR TO THOSE OF THE COMMON STOCK, WHICH COULD MATERIALLY LIMIT THE OWNERSHIP RIGHTS OF INVESTORS.

     We may offer additional debt or equity securities in private and/or public offerings in order to raise working capital, redeem our outstanding Series A convertible preferred stock or to refinance our debt. The board of directors has the right to determine the terms and rights of any debt securities and preferred stock without obtaining the approval of the stockholders. It is likely that any debt securities or preferred stock that we sell would have terms and rights superior to those of the common stock and may be convertible into common stock. Any sale of securities could adversely affect the interests or voting rights of the holders of common stock, result in substantial dilution to existing stockholders, or adversely affect the market price of our common stock.

     As of October 8, 2003, 55,084 shares of our Series A convertible preferred stock were issued and outstanding. The Series A convertible preferred stock is subject to certain designations, preferences and rights set forth in our Restated Certificate of Incorporation, including the right to convert such shares into shares of common stock at any time, at a current conversion rate (subject to appropriate adjustment for stock splits, stock dividends, recapitalizations and other events) of the number of shares of common stock for each share of Series A convertible preferred stock equal to the quotient of:

     o $48.18, plus all accrued dividends that are then unpaid for each share of the Series A convertible preferred stock then held by the holder,

     divided by,

     o the lesser of (x) $1.75 or (y) 95% of the average of the two lowest closing bid prices on the American Stock Exchange of our common stock out of the fifteen trading days immediately prior to conversion.

In no case, however, shall any holder of the Series A convertible preferred stock be permitted to convert the Series A convertible preferred stock in an amount of common stock that would cause such holder to beneficially own at any given time, in the aggregate, such number of shares of common stock which would exceed 9.99% of the aggregate outstanding shares of common stock, unless such holder waives such restriction upon not less than 61 days prior notice to us. The number of shares issuable upon conversion of the Series A convertible preferred stock will vary depending upon the closing bid prices of our common stock on the American Stock Exchange.

     Each holder of the Series A convertible preferred stock is also entitled to receive a dividend equal to 10% of the holder's shares of the Series A convertible preferred stock for the first year after issuance and a dividend equal to 8% of the holder's shares of the Series A convertible preferred stock for each of the subsequent three years thereafter. All accrued dividends shall become payable upon the conversion of the shares of the Series A convertible preferred stock. As of October 0, 2003, the holders of the Series A convertible preferred stock were each entitled to an additional $10.66 per outstanding preferred share, or 12,192 total additional shares of the Series A convertible preferred stock, for dividends accrued on their initial purchase of the Series A convertible preferred stock. This dividend is payable in cash or shares of the Series A convertible preferred stock at our discretion. However, in accordance with the terms of our revolving line of credit from Textron Financial Corporation, we are prohibited from paying dividends in cash without Textron's consent. The holders of the Series A convertible preferred stock are entitled to a liquidation preference, prior to the payment of any amounts payable to the holders of the common stock, in an amount per share equal to the $48.18, plus all accrued dividends that are unpaid for each share of the Series A convertible preferred stock then held by the holder. Although we may authorize and issue additional or other preferred stock which is junior in rank to the Series A convertible preferred stock with respect to the preferences as to distributions and payments upon our liquidation, dissolution or winding up, as long as at least 25% of the Series A convertible preferred stock ever issued is outstanding, we may not authorize or issue capital stock which is of equal or senior rank to the Series A convertible preferred stock with respect to such rights and preferences without the prior written consent of the holders of no less than 60% of the then-outstanding shares of the Series A convertible preferred stock. Each holder of the Series A convertible preferred stock has the right to require us to redeem all or any part of the Series A convertible preferred stock at any time subsequent to the fourth anniversary of the date of issuance of the Series A convertible preferred stock to such holder or upon the occurrence of certain other events. The initial issuance of the Series A convertible preferred stock occurred on April 6, 2001.

     We have no present plans to issue any additional shares of the Series A convertible preferred stock or any other preferred stock other than in connection with the payment of dividends on the Series A convertible preferred stock as described above.

WE CANNOT CONTROL THE TIMING OR VOLUME OF SALES OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK.

     As of October 8, 2003, approximately 6,027,372 shares of the 15,205,741 shares of our issued and outstanding common stock were freely tradable (unless acquired by one of our "affiliates") under the Securities Act of 1933. All of the shares which are not freely tradable are "restricted securities" within the meaning of Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act, and may be sold in open market transactions after the holding period under Rule 144 with respect to such transaction has been met. As to shares subject to outstanding options and warrants, the one-year holding period generally will not begin until the shares underlying such options or warrants actually have been acquired. After the one-year holding period has been met, each holder generally may sell, every three months in brokerage transactions, an amount equal to the greater of one percent of our outstanding common stock (which, based upon the number of shares outstanding as of October 8, 2003, would be approximately 152,000 shares) or the amount of the average weekly trading volume during the four weeks preceding the sale. After two years, unless any such holder is one of our "affiliates," such sales can be made without restriction.

     As of October 8, 2003, 55,084 shares of our Series A convertible preferred stock were issued and outstanding. The Series A convertible preferred stock is subject to certain designations, preferences and rights set forth in our Restated Certificate of Incorporation, including the right to convert such shares into shares of common stock at any time. We registered 1,557,895 shares of our common stock to cover the number of shares required to be issued upon conversion of the Series A convertible preferred stock assuming the conversion price were to fall 50% below the conversion price on April 6, 2001. All such shares of common stock are freely tradable, subject to any restrictions based on percentage ownership.

     Because the sales pursuant to this prospectus will not, and the common stock underlying the Series A convertible preferred stock and the resale of any additional shares which may be attempted under Rule 144 may not, be effected through an underwriter pursuant to a firm commitment agreement, there will be a substantial number of additional shares which may be available for sale on the market at one time without any control over the timing or volume of sales thereof by us or any third party. We cannot foresee the impact of such potential sales on the market, but it is possible that if a significant percentage of such available shares are attempted to be sold within a short period of time, the effect on the market may be negative. It is also unclear as to whether or not the market for our common stock could absorb a large number of attempted sales in a short period of time, regardless of the price at which the same might be offered. It is noted that even if a substantial number of sales are not effected within a short period of time, the mere existence of this "market overhang" could have a negative effect on the market for our common stock and our ability to raise additional capital or refinance our indebtedness.

BECAUSE THE MAJORITY OF OUR CUSTOMER ORDERS REQUIRE SHIPMENT OF INDIVIDUALLY WRAPPED CHEESE SLICES, THE LOSS OF CERTAIN PRODUCTION MACHINES WOULD NEGATIVELY IMPACT OUR BUSINESS.

     On May 17, 2002, Schreiber Foods, Inc. of Green Bay, Wisconsin, filed a lawsuit against us in the federal district court for the Eastern District of Wisconsin ("Wisconsin lawsuit"), being Case No. 02-C-0498, alleging various acts of patent infringement. The Complaint alleges that our machines for wrapping of individual cheese slices, manufactured by Kustner Industries, S.A. of Switzerland, known as models KE and KD, and our machines for producing individually wrapped slices manufactured by Hart Design Mfg., Inc. of Green Bay, Wisconsin, infringe certain claims of U.S. Patents Nos. 5,112,632, 5,440,860, 5,701,724 and 6,085,680. Schreiber Foods is seeking a preliminary and permanent injunction prohibiting us from further infringing acts and is also seeking damages in the nature of either lost profits or reasonable royalties. Schreiber Foods has not specified the amount of money damages it plans to seek at the time of trial; however, preliminary discussions between the parties lead us to conclude that the amount requested will be at least several million dollars, and will be based roughly on a cents-per-pound of product formula.

     The '860 and '724 Patents--and the Kustner machines for producing individually wrapped slices--were the subject of a lawsuit commenced by Schreiber in 1997 against Beatrice Foods and others in the Eastern District of Wisconsin, being Case No. 97-CV-11. Schreiber alleges that the machines that were at issue in that case are similar to the Kustner machines in use by us. In the 1997 lawsuit, the matter was tried to a jury, which found the Kustner machines to infringe and awarded Schreiber $26 million in a verdict of August 25, 1998. On March 30, 2000, however, the judge reversed that verdict, entered a finding of no infringement on the part of Beatrice, and dismissed the case. Schreiber appealed that order to the Court of Appeals for the Federal Circuit, which entered its judgment on appeal on February 27, 2002. The appeals court reversed the action of the trial court, found that substantial evidence supported the jury's finding of infringement, and ordered the jury verdict reinstated. However, we understand that a motion to rescind the verdict and judgment is currently pending. Schreiber has also commenced a similar action against Borden, Inc., and others, in March 2002, but no result has yet been reached in that case.

     Several years prior to the filing of the lawsuit against us, we modified the Kustner machines. The two Hart Design machines were modified by the manufacturer from the standard Hart Design configuration and were delivered to us as modified. We believe that the modifications to the machines take them even further outside the ambit of the Schreiber patents at issue.

     As well, we have, through legal counsel, advised the Court of the scope we believe should be given to the claims at issue in the lawsuit (as part of the so-called Markman briefing process). Schreiber has taken a different view of the claims. The Court conducted a hearing on the issue on August 4, 2003, and we received the Court's ruling on August 13, 2003. The Court adopted Schreiber's view on many of the claim terms at issue. We have requested that the Court reverse its position regarding one key aspect of the ruling, and we are awaiting a hearing and a ruling on our request.

     We and Schreiber recently participated in a Court-sponsored mediation of claims that did not result in a settlement agreement. Based upon the failure of that mediation process to resolve the matter, we requested the formal opinion of patent counsel with regard to the merits of Schreiber's patent and Schreiber's claims of infringement. Patent counsel has advised that, in his opinion, the patent claim interpretation being asserted by us in the Markman briefing process is the correct one, and that our machines do not infringe the patent claims if that claim interpretation is adopted by the Court. We have requested patent counsel to review his opinion in light of the Court's ruling and we are awaiting that supplemental opinion.

     In the event we are found to have infringed the Schreiber Foods' patents, in addition to being liable to Schreiber Foods for damages which may be material, we may also be prohibited from using in the future any wrapping machine which is found to be infringing, or, alternatively, we may be required to pay Schreiber Foods a material royalty on our individually wrapped products produced with the infringing machines on an ongoing basis. The loss of our ability to use our wrapping machines or the obligation to pay Schreiber Foods material damages or a continuing royalty on our individually wrapped products would have a material adverse effect on our financial condition, results of operations and cash flows, and, if substantial enough, could cause us to cease operations.

OUR PRESIDENT AND FOUNDER OWNS A LARGE PERCENTAGE OF THE OUTSTANDING SHARES, WHICH COULD MATERIALLY LIMIT THE OWNERSHIP RIGHTS OF INVESTORS.

     As of October 8, 2003, Angelo S. Morini, our President and founder, owned approximately 23% of our issued and outstanding common stock and held options and warrants which, if exercised and assuming the exercise of no other outstanding options or warrants, would give him approximately 35% of our issued and outstanding common stock. Investors who purchase common stock in this offering may be unable to elect any members of the board of directors or exercise significant control over us or our business as a result of Mr. Morini's ownership.

INVESTORS WILL INCUR IMMEDIATE DILUTION AND MAY EXPERIENCE FURTHER DILUTION.

     The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. Additionally, there are a substantial number of outstanding options and warrants to acquire shares of common stock. A total of 5,892,057 shares have been reserved for issuance upon exercise of options and warrants that we have granted or may grant in the future. A total of 2,894,584 of these options and warrants are "in the money" and are currently exercisable as of October 8, 2003. "In the money" generally means that the current market price of the common stock is above the exercise price of the shares subject to the warrant or option. The issuance of common stock upon the exercise of these options and warrants could adversely affect the market price of the common stock or result in substantial dilution to our existing stockholders.

     As of October 8, 2003, 55,084 shares of our Series A convertible preferred stock were issued and outstanding, Additionally, the holders of the Series A convertible preferred stock were each entitled to an additional $10.66 per outstanding preferred share, or 12,192 total additional shares of the Series A convertible preferred stock, for dividends accrued on their initial purchase of the Series A convertible preferred stock. This dividend is payable in cash or shares of the Series A convertible preferred stock at our discretion. However, in accordance with the terms of our revolving line of credit from Textron Financial Corporation, we are prohibited from paying dividends in cash without Textron's consent. The Series A convertible preferred stock is subject to certain designations, preferences and rights set forth in our Restated Certificate of Incorporation, including the right to convert such shares into shares of common stock at any time. The issuance of common stock upon the conversion of the Series A convertible preferred stock could negatively affect the market price of the common stock or result in substantial dilution to our existing stockholders.

WE DO NOT ANTICIPATE PAYING DIVIDENDS ON THE COMMON STOCK.

     Our current policy is to retain any future earnings to finance current working capital needs and growth and development. Further, in accordance with the terms of our revolving line of credit from Textron Financial Corporation, we are prohibited from paying dividends in cash without Textron's consent. We do not expect to pay dividends on common stock any time soon.

IF WE LOSE KEY FOREIGN SUPPLIERS ON WHOM WE DEPEND, WE MAY BE UNABLE TO OBTAIN ADEQUATE SUPPLIES TO MANUFACTURE OUR PRODUCTS.

     Currently, we purchase our major ingredient, a milk protein called casein, from a limited number of foreign suppliers. We purchase casein from foreign suppliers because they have lower prices than domestic suppliers. However, their lower prices are generally the result of governmental export supports or subsidies. We do not have any contractual arrangements with our principal suppliers, except for short-term agreements for periods of less than six months. Because we purchase casein from foreign suppliers, its availability is subject to a variety of factors, including federal import regulations. If the export supports or subsidies are reduced or eliminated or the United States takes retaliatory action or otherwise establishes trade barriers with any of the countries in which our casein suppliers are located, our business and results of operations would be negatively affected. Moreover, exchange rate fluctuations or the imposition of import quotas or tariffs could have an adverse effect on our business and our ability to compete with competitors that do not rely on foreign suppliers. We cannot assure you that we could obtain casein from U.S. sources if a foreign supply of casein were reduced or terminated. Even if we could obtain casein from U.S. sources, our production may be reduced during the period that it takes us to change suppliers and the prices for the casein would likely be significantly higher than we are paying now. Either event would negatively affect our business, results of operations and cash flows.

BECAUSE WE ARE DEPENDENT UPON A SINGLE MANUFACTURING FACILITY, THE LOSS OF THE FACILITY WOULD RESULT IN A WORK STOPPAGE, WHICH WOULD NEGATIVELY IMPACT OUR BUSINESS.

     We manufacture all of our products at a single manufacturing facility in Orlando, Florida, and our revenues are dependent upon the continued operation of this facility. This facility is subject to a lease that expires in November 2006, unless renewed pursuant to terms mutually agreeable to our landlord and us. We do not have a backup facility or contractual arrangements with any other manufacturers in the event of a casualty to or destruction of the facility or if the facility ceases to be available to us for any other reason. If we are required to rebuild or relocate our manufacturing facility, a substantial investment in improvements and equipment would be necessary. Any rebuilding or relocation also would likely result in a significant delay or reduction in manufacturing and production capability which, in turn, could lead to substantially reduced sales and loss of market share.

COMPETITION IN OUR INDUSTRY IS INTENSE.

     Competition in the natural food segment of the food industry is intense. We believe that as consumers become more interested in healthy food alternatives the competition in our markets will increase substantially. Our primary competition consists of equally sized companies such as Tree of Life, White Wave, Yves and Tofutti Brands that manufacture soy-based products, such as alternative cheese slices, sour creams, cream cheese and related products. In addition, we compete with major companies such as Kraft, which produces products under the Kraft Free(R) label, Borden's, and ConAgra, which produces products under the Healthy Choice(R) label. Each of these companies has substantially greater name recognition and greater research and development, marketing, financial and human resources than we have. These advantages have led to a substantially greater market penetration and product acceptance than we have developed. In addition, our competitors may succeed in developing new or enhanced products, which are better than our products. These companies may also prove to be more successful than us in marketing and selling these products. We cannot assure you that we will be able to compete successfully with any of these companies or achieve a greater market share than we currently possess. Increased competition as to any of our products or services could result in price reductions, reduced margins, and loss of market share, which could negatively affect our business, prospects, results of operations and financial condition.

WE RELY ON THE PROTECTION OF OUR TRADEMARKS, AND THE LOSS OF A TRADEMARK WOULD NEGATIVELY IMPACT THE PRODUCTS ASSOCIATED WITH THE TRADEMARK, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     We own several registered and unregistered trademarks, which are used in the marketing and sale of our products. We have invested a substantial amount of money in promoting our trademarked brands. However, the degree of protection that these trademarks afford us is unknown. Further, we may not have the money necessary to engage in actions to prevent infringement of our trademarks. A loss of a trademark would negatively impact the products associated with it, and could negatively affect our business, prospects, results of operations, financial condition and cash flows.

WE DO NOT HAVE PATENT PROTECTION FOR OUR FORMULAS AND PROCESSES, AND A LOSS OF OWNERSHIP OF ANY OF OUR FORMULAS AND PROCESSES WOULD NEGATIVELY IMPACT OUR BUSINESS.

     We believe that we own our formulas and processes. However, we have not sought, and do not intend to seek, patent protection for our formulas and processes. Instead, we rely on the complexity of our formulas and processes, trade secrecy laws, and employee confidentiality agreements. However, we cannot assure you that other companies will not acquire our confidential information or trade secrets or will not independently develop equivalent or superior products or technology and obtain patent or similar rights. Although we believe that our formulas and processes have been independently developed and do not infringe the patents or rights of others, a variety of components of our processes could infringe existing or future patents, in which event we may be required to modify our processes or obtain a license. We cannot assure you that we will be able to do so in a timely manner or upon acceptable terms and conditions and the failure to do either of the foregoing would negatively affect our business, results of operations, financial condition and cash flows.

BECAUSE WE SELL FOOD PRODUCTS, WE FACE THE RISK OF EXPOSURE TO PRODUCT LIABILITY CLAIMS.

     We, like any other seller of food, face the risk of exposure to product liability claims in the event that our quality control procedures fail or the consumption of our products causes injury or illness. With respect to product liability claims, our insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying us products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party, and their carriers, if any, as well as the insured limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our financial condition, results of operations and cash flows.

GOVERNMENT REGULATION COULD INCREASE OUR COSTS OF PRODUCTION AND INCREASE OUR LEGAL AND REGULATORY EXPENSES.

     We are subject to extensive regulation by federal, state, and local governmental authorities regarding the quality, purity, manufacturing, distribution, and labeling of food products. We cannot assure you that we will be able to continue to comply with these regulations, or comply with future regulations, without inordinate cost or interruption of our operations. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on our business.

THE LOW VOLUME OF TRADING OF OUR SHARES MAY NEGATIVELY IMPACT THE LIQUIDITY OF OUR SHARES.

     Although our shares are publicly traded on the American Stock Exchange, the trading market for our shares is limited. During the calendar quarter prior to the date of this prospectus, the trading volume for our shares averaged approximately 17,500 shares per trading day. We do not anticipate any material increase in the trading volume for our shares. The lack of an active trading market for our shares could negatively impact stockholders' ability to sell their shares when they desire and the price, which could be obtained upon a sale of shares.

RISING INTEREST RATES COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     The interest rates of most of our outstanding debts fluctuate based upon changes in our lenders' prime rates. Increases in the prime rate will result in an increase in our cost of funds, and could negatively affect our results of operations. We have not entered into any derivative instruments such as interest rate swap or hedge agreements to manage our exposure to rising interest rates.

WE RELY ON THE EFFORTS OF OUR CHIEF EXECUTIVE OFFICER, AND THE LOSS OF HIS SERVICES COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     Our success will be largely dependent upon the personal efforts and abilities of Christopher J. New, our Chief Executive Officer. If Mr. New ends his relationship with Galaxy before a qualified replacement is found, then our business, prospects and results of operations could be materially adversely affected.

THE MARKET PRICE OF OUR STOCK COULD BE SUBJECT TO FLUCTUATION.

     The market price of our common stock could be subject to fluctuations in response to factors such as the following, some of which are beyond our control:

     o    quarterly variations in our operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     o announcements by us or our competitors of major business developments, such as new products, services or technologies or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o announcements by third parties of significant claims or proceedings against us;

     o    future sales of our common stock; and

     o    general market conditions.

                                   THE COMPANY

     We were incorporated in Pennsylvania in 1980 under the name "Galaxy Cheese Company." We reincorporated in Delaware in 1987. After relocating from Pennsylvania to Orlando, Florida in 1992, we changed our name from Galaxy Cheese Company to Galaxy Foods Company. In November 2000, we changed our name again to Galaxy Nutritional Foods, Inc. We develop, manufacture and market a variety of healthy cheese, cheese alternatives and dairy related products, including:

     o a line of nutritious dairy alternative products made with soy under our main label Veggie(R). All Veggie(R)products are soy-based, low in fat, low in calories and are cholesterol and lactose free;

     o a line of dairy alternative products developed for health food and specialty stores under the Soymage(R) label. These products are completely dairy free, contain no animal fats and do not contain a milk protein called casein;

     o a line of cheese products made from soy under the Veggy(R)label. These products are soy-based, low in fat and lactose and cholesterol free;

     o a line of processed cheese foods made from organic milk under the Wholesome Valley(R) Organic trademark; and

     o other branded soy-based, rice-based and non-dairy cheese products, as well as generic and private label processed and blended cheese products.

     Our products are marketed to three principal markets: retail, food service, and industrial. Retail sales account for approximately 87% of our revenues. Our customers include:

     o    supermarket chains;

     o    health food stores;

     o industrial food manufacturers which use our products in the production of food items such as frozen pizza;

     o    restaurant chains;

     o    food service distributors; and

     o    institutions such as hotels, hospitals and schools.

     Our strategy is to continue to support our sales by increasing our automated production capacity while reducing our manual labor requirements. We anticipate accomplishing this through utilization of our equipment and improving our operating efficiencies. We also will continue to direct the majority of our marketing efforts and resources to expand our retail market and the food service market in order to take advantage of what we perceive to be an increased consumer emphasis on nutrition and the generally higher gross margins that this market generates.

     Our principal offices are located at 2441 Viscount Row, Orlando, Florida. Our telephone number is (407) 855-5500.

                                 USE OF PROCEEDS

     The selling stockholders will receive all of the proceeds from the sale of their common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will, however, receive the exercise price of the options and warrants if and when exercised by certain selling stockholders, which may be paid out of the proceeds of this offering. If the following selling stockholders exercise in full their respective options and warrants covering an aggregate of 905,000 shares of common stock, we estimate that our net proceeds from the exercise of such options and warrants will be $1,794,600:

                          Shares Underlying
                          -----------------
Selling Stockholder        Options/Warrants     Exercise Price     Net Proceeds
-------------------        ----------------     --------------     ------------

BH Capital Investments LP      250,000             $2.00           $ 500,000.00
Excalibur Limited
  Partnership                  250,000             $2.00           $ 500,000.00
Frederick A. DeLuca            100,000             $1.70           $ 170,000.00
John Ruggieri                  100,000             $2.365          $ 236,500.00
John Ruggieri                  105,000             $1.82           $ 191,100.00
SouthTrust Bank                100,000             $1.97           $ 197,000.00
                               -------                             ------------
Totals:                        905,000              N/A           $1,794,600.00
                               =======                            =============

     We intend to use any proceeds from option and warrant exercises for working capital and other general corporate purposes.

                         DETERMINATION OF OFFERING PRICE

     The price of the shares of common stock offered for sale by the selling stockholders pursuant to the terms of the offering described in this prospectus will be at prevailing market prices, or at privately negotiated prices. Factors which are relevant to the determination of the offering price may include, but are not limited to, the market price for the shares, consideration of the amount of common stock offered for sale relative to the total number of shares of common stock outstanding, the trading history of our outstanding securities, our financial prospects, and the trading price of other companies similar to us in terms of size, operating characteristics, industry and other similar factors.

                              SELLING STOCKHOLDERS

     The  following  table   identifies  the  selling   stockholders  and  their
beneficial ownership of our shares of common stock as of October 8, 2003:

                                                                          Number of Shares
                               Number of Shares                           Of Common Stock       Percentage of Common
                               of Common Stock     Number of Shares         Beneficially         Stock Beneficially
                                 Beneficially       of Common Stock        Owned Assuming       Owned Assuming Sale
                                Owned Prior to     Offered for Sale      Sale of All Shares    of All Shares Offered
    Selling Stockholder            Offering            Hereunder         Offered Hereunder           Hereunder
    -------------------            --------            ---------         -----------------           ---------
BH Capital Investments L.P.       1,258,887         250,000 (1)(2)           1,008,887                  6.1%

Excalibur Limited                 1,310,481         250,000 (1)(3)           1,060,481                  6.5%
Partnership


Apollo Capital Management           138,889         138,889 (4)                      0                     *
Group, L.P.

Apollo Microchip Partners,          138,889         138,889 (5)                      0                     *
L.P.

Fromageries Bel S.A.              1,111,112       1,111,112 (6)                      0                     *

Frederick A. DeLuca               1,269,842         655,556 (7)                614,286                  4.0%

David H. Lipka                      255,556          55,556 (8)                200,000                  1.3%

Ruggieri of Windermere              100,833         100,833 (9)                      0                     *
Family Limited Partnership

Ruggieri Financial Pension           94,256          55,556 (10)                38,700                     *
Plan

John Ruggieri                       205,000         205,000 (11)                     0                     *

FINOVA Mezzanine Capital            200,000         200,000 (12)                     0                     *
Inc.

SouthTrust Bank                     100,000         100,000 (13)                     0                     *

                              --------------------------------------------------------------
Total:                            6,183,745       3,261,391                  2,922,354
                              ==============================================================

* Indicates less than one percent (1%)

(1) On April 24, 2003, we entered into that certain Stock Purchase Option Agreement with BH Capital Investments, L.P. and Excalibur Limited Partnership, the sole holders of our Series A convertible preferred stock, whereby we were granted the option until September 30, 2003 to purchase all of the shares of the Series A convertible preferred stock owned by such holders at the time the purchase is consummated. In exchange for, among other things, the option (which we did not exercise by the expiration date), we issued to each of BH Capital Investments, L.P. and Excalibur Limited Partnership a warrant to purchase 250,000 shares of our common stock. These warrants are exercisable until July 15, 2006 at an exercise price equal to $2.00 per share, which price was greater than the closing price of our common stock on April 24, 2003. Pursuant to the Stock Purchase Option Agreement, we agreed to register the shares underlying the warrants by no later than December 31, 2003.

(2) In connection with an extension agreement, we issued to BH Capital Investments, L.P. a warrant to purchase 250,000 shares of our common stock, which is exercisable until July 15, 2006 at $2.00 per share. On December 26, 2002, BH Capital Investments, L.P. converted 4,884 shares of the Series A convertible preferred stock, plus accrued dividends, into 199,986 shares of common stock. The conversion rate was one share of common stock for each $1.3633 in liquidation value of the Series A convertible preferred stock being converted based on 95% of the average of the two lowest closing bid prices on AMEX for the fifteen trading days immediately prior to conversion. On June 3, 2003, BH Capital Investments, L.P. converted 1,500 shares of the Series A convertible preferred stock into 52,302 shares of common stock. The conversion price was one share of common stock for each $1.6483 in liquidation value of the Series A convertible preferred stock being converted based on 95% of the average of the two lowest closing bid prices on the AMEX for the fifteen trading days immediately prior to conversion. On September 25, 2003 and October 7, 2003, BH Capital Investments, L.P. converted 300 and 500 respective shares of the Series A convertible preferred stock into 10,062 and 16,806 respective shares of common stock. The conversion price was one share of common stock for each $1.75 in liquidation value of the Series A convertible preferred stock being converted based on the lower of $1.75 or 95% of the average of the two lowest closing bid prices on the AMEX for the fifteen trading days immediately prior to conversion. BH Capital Investments, L.P. informed us that it owned 29,111 shares of our common stock as of October 8, 2003. Additionally, BH Capital Investments, L.P. still holds 29,139 shares of the Series A convertible preferred stock, which are presently convertible with accrued dividends into 979,776 shares of common stock. However, BH Capital Investments, L.P., together with its affiliates (which includes Excalibur Limited Partnership), may not convert the Series A convertible preferred stock in excess of that number of the Series A convertible preferred stock that, upon giving effect to such conversion, would cause the aggregate number of shares of common stock beneficially owned by BH Capital Investments, L.P. and its affiliates to exceed 9.99% of the outstanding shares of common stock following such conversion, unless BH Capital Investments, L.P. waives such restriction upon not less than 61 days prior notice to us.

(3) In addition to the beneficial ownership described below, in consideration of a $550,000 short-term promissory note made by Excalibur Limited Partnership (which has been repaid in full), we issued Excalibur Limited Partnership a warrant for consulting services to purchase 30,000 shares of common stock which is exercisable until June 26, 2007 at a price equal to $5.50 per share. These warrants were repriced to $2.05 on October 11, 2002. In connection with an extension agreement, we also issued to Excalibur Limited Partnership a warrant to purchase 250,000 shares of our common stock which is exercisable until July 15, 2006 at $2.00 per share. On December 26, 2002, Excalibur Limited Partnership converted 10,378 shares of the Series A convertible preferred stock, plus accrued dividends, into 424,950 shares of common stock. The conversion rate was one share of common stock for each $1.3633 in liquidation value of the Series A convertible preferred stock being converted based on 95% of the average of the two lowest closing bid prices on AMEX for the fifteen trading days immediately prior to conversion. Excalibur Limited Partnership informed us that it owned 158,100 shares of our common stock as of October 8, 2003. Additionally, Excalibur Limited Partnership holds 25,945 shares of the Series A convertible preferred stock, which are presently convertible with accrued dividends into 872,381 shares of common stock. However, Excalibur Limited Partnership, together with its affiliates (which includes BH Capital Investments, L.P.), may not convert the Series A convertible preferred stock in excess of that number of the Series A convertible preferred stock that, upon giving effect to such conversion, would cause the aggregate number of shares of common stock beneficially owned by Excalibur Limited Partnership and its affiliates to exceed 9.99% of the outstanding shares of common stock following such conversion, unless Excalibur Limited Partnership waives such restriction upon not less than 61 days prior notice to us.

(4) Pursuant to that certain Securities Purchase Agreement, dated as of May 21, 2003, Apollo Capital Management Group, L.P. purchased 138,889 shares of our common stock for an aggregate sales price of $250,000. Pursuant to a Registration Rights Agreement dated May 21, 2003, we agreed to register those shares of common stock with the Securities and Exchange Commission no later than November 24, 2003 and the shares have been included in the registration statement of which this prospectus is a part.

(5) Pursuant to that certain Securities Purchase Agreement, dated as of May 21, 2003, Apollo MicroCap Partners, L.P. purchased 138,889 shares of our common stock for an aggregate sales price of $250,000. Pursuant to a Registration Rights Agreement dated May 21, 2003, we agreed to register those shares of common stock with the Securities and Exchange Commission no later than November 24, 2003 and the shares have been included in the registration statement of which this prospectus is a part.

(6) We entered into a Master Distribution and Licensing Agreement effective May 22, 2003 with Fromageries Bel S.A., a leading branded cheese company in Europe. M.A. Patrice Videlier, a member of our Board of Directors, is an officer of Fromageries Bel S.A. Pursuant to that certain Securities Purchase Agreement, dated as of May 21, 2003, Fromageries Bel S.A. purchased 1,111,112 shares of our common stock for an aggregate sales price of $2,000,000. Pursuant to a Registration Rights Agreement dated May 21, 2003, we agreed to register those shares of common stock with the Securities and Exchange Commission no later than November 24, 2003 and the shares have been included in the registration statement of which this prospectus is a part.

(7) On April 10, 2003, we entered into a credit arrangement with Mr. DeLuca, who owns in excess of 5% of our common stock, pursuant to which he purchased raw materials for us in an aggregate amount of $500,000. The amounts paid for the purchased materials, plus interest at the rate of 15% per annum on such amounts, were due and payable in full by July 9, 2003. All amounts owed under the credit arrangement were repaid in full and such credit arrangement was terminated on June 27, 2003. In consideration of the credit arrangement, we issued to Mr. DeLuca a warrant to purchase 100,000 shares of our common stock at an exercise price of $1.70 per share. The warrant expires April 10, 2006. The shares underlying the warrant have been included in the registration statement of which this prospectus is a part.

     In addition, pursuant to that certain Securities Purchase Agreement, dated as of May 21, 2003, Mr. DeLuca purchased 555,556 shares of our common stock for an aggregate sales price of $1,000,000. Pursuant to a Registration Rights Agreement dated May 21, 2003, we agreed to register those shares of common stock with the Securities and Exchange Commission no later than November 24, 2003 and the shares have been included in the registration statement of which this prospectus is a part.

(8) Pursuant to that certain Securities Purchase Agreement, dated as of May 21, 2003, David Lipka, the Chairman of our Board of Directors, purchased 55,556 shares of our common stock for an aggregate sales price of $100,000. Pursuant to a Registration Rights Agreement dated May 21, 2003, we agreed to register those shares of common stock with the Securities and Exchange Commission no later than November 24, 2003 and the shares have been included in the registration statement of which this prospectus is a part.

(9) Pursuant to that certain Securities Purchase Agreement, dated as of May 21, 2003, the Ruggieri of Windermere Family Limited Partnership, an affiliate of John Ruggieri, our former Vice President of Manufacturing, purchased 83,333 shares of our common stock for an aggregate sales price of $150,000. Pursuant to a Registration Rights Agreement dated May 21, 2003, we agreed to register those shares of common stock with the Securities and Exchange Commission no later than November 24, 2003 and the shares have been included in the registration statement of which this prospectus is a part. In October 2003, we issued 17,500 shares in the name Ruggieri of Windermere Family Limited Partnership. These shares were earned by Mr. Ruggieri as employment based incentives for the time he worked from January 2003 through July 2003.

(10) Pursuant to that certain Securities Purchase Agreement, dated as of May 21, 2003, the Ruggieri Financial Pension Plan, an affiliate of John Ruggieri, our former Vice President of Manufacturing, purchased 55,556 shares of our common stock for an aggregate sales price of $100,000. Pursuant to a Registration Rights Agreement dated May 21, 2003, we agreed to register those shares of common stock with the Securities and Exchange Commission no later than November 24, 2003 and the shares have been included in the registration statement of which this prospectus is a part.

(11) We issued to John Ruggieri, our former Vice President of Manufacturing, certain employment based incentives during his employment. On December 17, 2002, we issued options to purchase 100,000 shares of our common stock at an exercise price of $2.365 per share which was 110% of the closing price of our common stock on such date. These options expire on October 25, 2003. On January 24, 2003, we issued options to purchase 105,000 shares of our common stock at an exercise price of $1.82 per share which was the closing price of our common stock on such date. These options expire on January 24, 2013.

(12) On September 30, 1999, we obtained a $4 million subordinated loan from FINOVA Mezzanine to finance additional working capital and capital improvement needs. In consideration of the loan, we issued to FINOVA Mezzanine a warrant to purchase 915,000 shares of our common stock at an exercise price of $3.41 per share, which represented 80% of the average closing bid price for the 20 consecutive trading days of our common stock prior to the date the warrant was issued. On December 26, 2000, FINOVA Mezzanine exercised a portion of the warrant to purchase 815,000 shares of common stock at a price of $3.41 per share. In accordance with the warrant agreement, the number of shares underlying the warrant held by FINOVA Mezzanine increased from 100,000 to 200,000 shares because the loan was still outstanding on this date. Additionally in accordance with the warrant agreement, the exercise price on the warrant held by FINOVA Mezzanine on May 30, 2003, was reduced from $3.41 to $1.80 per share based on the sales price of our common stock in May 2003. FINOVA Mezzanine exercised the warrant to purchase the remaining 200,000 shares on June 2, 2003. In accordance with the warrant agreement, we agreed to register those shares of common stock with the Securities and Exchange Commission in any future filing of a registration statement and the shares have been included in the registration statement of which this prospectus is a part.

(13) In connection with the consolidation and extensions of our loans from SouthTrust Bank in May 2003, we issued a warrant to purchase 100,000 shares of our common stock to SouthTrust Bank on May 29, 2003. The warrant is exercisable until June 1, 2009 at an exercise price of $1.97 per share. The shares underlying the warrant have been included in the registration statement of which this prospectus is a part.

                              PLAN OF DISTRIBUTION

     We are registering the shares of our common stock covered by this prospectus for the selling stockholders. "Selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholders' interests. We will pay the costs and fees of registering the shares, which we estimate to be approximately $______________, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

     The selling stockholders may sell the shares of common stock through public or private transactions, through the American Stock Exchange or otherwise at prevailing market prices or at privately negotiated prices. In addition, the selling stockholders may sell some or all of their shares of common stock through:

     o block trades in which a broker-dealer or other person may resell a portion of the block, as principal or agent, in order to facilitate the transaction;

     o    short sales of our shares;

     o purchases by a broker-dealer or other person, as principal, and resale by the broker-dealer for its account; or

     o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     The selling stockholders may negotiate and pay broker-dealers or other persons commissions, discounts or concessions for their services. Broker-dealers or other persons engaged by the selling stockholders may allow other broker-dealers or other persons to participate in resales. However, the selling stockholders and any broker-dealers or such other persons involved in the sale or resale of the shares of common stock may be considered "underwriters" as defined in Section 5(a)(11) of the Securities Act of 1933. In addition, the broker-dealers' or their affiliates' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders are considered "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.

     In addition to selling the shares of common stock under this prospectus, the selling stockholders may:

     o    agree  to  indemnify  any   broker-dealer  or  agent  against  certain
          liabilities   related  to  the  selling  of  the   shares,   including
          liabilities arising under the Securities Act;

     o transfer their shares in other ways not involving market makers or established trading markets, such by gift, distribution or other transfer; or

     o sell their shares under Rule 144 promulgated under the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

     We have agreed to indemnify certain of the selling stockholders against liabilities arising in connection with this offerings, including liabilities under the Securities Act, or to contribute to payments that the selling stockholders may be required to make in that respect. We have been informed that any such indemnification for liabilities arising under the Securities Act is, in the opinion of the Securities and Exchange Commission, against public policy and, therefore, unenforceable.

     Because it is possible that a significant number of shares of common stock could be sold at the same time under this prospectus, such sales, or the possibility of sales, may have a significant negative effect on the market price of our common stock.

                                  LEGAL MATTERS

     Baker & Hostetler LLP, Orlando, Florida, has rendered an opinion that the shares of common stock offered hereby are legally issued, fully paid and nonassessable.

                                     EXPERTS

     The audited financial statements incorporated by reference in this prospectus and the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

o GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov. Most of our SEC filings are also available to you free of charge at our web site at http://www.galaxyfoods.com.

o STOCK MARKET. Our shares of common stock are traded on the American Stock Exchange under the symbol GXY. Materials filed by us can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006, (212) 306-1000.

o INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until this offering has been completed:

     o Our Annual Report on Form 10-K for the year ended March 31, 2003, which contains audited financial statements for the most recent fiscal year for which such statements have been filed.

     o    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

     o    A Current Report on Form 8-K dated as of June 2, 2003.

     o    A Current Report on Form 8-K dated as of July 2, 2003.

     o    A Current Report on Form 8-K dated as of August 14, 2003.

     o The description of our common stock, which is contained in our registration statement filed on Form 8-A, dated September 29, 1999.

     o The description of our Series A convertible preferred stock, which is contained in our registration statement filed on Form S-3, dated October 3, 2001.

     You may request free copies of these filings by writing, telephoning or contacting us at the following:

                  Investor Relations Department
                  Galaxy Nutritional Foods, Inc.
                  2441 Viscount Row
                  Orlando, Florida 32809
                  (407) 855-5500
                  email: drobert@galaxyfoods.com

     We will provide without charge to anyone who receives a prospectus, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference in that information). Such a request should be directed to Galaxy Nutritional Foods, Inc., 2441 Viscount Row, Orlando, Florida 32809, Attention: Investor Relations, or if by telephone, (407) 855-5500.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses relating to the registration, sale and distribution of the shares, including sales commissions, are payable by the Registrant. All of the amounts shown are estimated except the SEC and AMEX registration fees.


SEC Registration Fee...............................................  $   788.90
AMEX Registration Fee..............................................   22,500.00
Legal Fees and Expenses (including Blue Sky).......................    8,000.00*
Accounting Fees and Expenses.......................................    4,000.00*
Brokerage Commissions, Discounts and Other Placement Agent Expenses        0.00
Printing and Miscellaneous Fees and Expenses.......................        0.00*

         Total.....................................................  $35,288.90*

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the DGCL, the Registrant's Certificate of Incorporation (the "Charter") provides that the personal liability of each member of the Registrant's Board of Directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director is eliminated. The effect of this provision in the Charter is to eliminate the rights of the Registrant and its stockholders (through stockholders' derivative suits on behalf of the Registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the t pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The Registrant's Bylaws (the "Bylaws") provide that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative
(other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful.

     The Bylaws also provide that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

     To the extent that any person described in the preceding two paragraphs is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such paragraphs, or in defense of any claim, issue or matter therein, the Registrant shall indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. The Registrant may pay expenses of a person incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of a person to repay such amount if it shall ultimately be determined that he is not entitled to indemnification by the Registrant.

     The Bylaws further provide that the indemnification and advancement of expenses provided for in the Bylaws shall not be deemed exclusive of any other rights to the indemnified party under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and that the Board of Directors may authorize the Registrant to purchase and maintain insurance on behalf of any such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability. The Registrant provides indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related loss under the Act and the Exchange Act.

ITEM 16.  EXHIBITS.

     The Exhibits to this registration statement are listed in the Index to Exhibits on page 26.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on this 10th day of October, 2003.

                                        GALAXY NUTRITIONAL FOODS, INC.



                                        By: /s/ Christopher J. New
                                            --------------------------
                                            CHRISTOPHER J. NEW
                                            Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Christopher J. New, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                     Title                             Date
---------                     -----                             ----


/s/ Christopher J. New        Chief Executive Officer           October 10, 2003
------------------------      (Principal Executive Officer)
CHRISTOPHER J. NEW            and Director

/s/ Salvatore J. Furnari      Chief Financial Officer           October 10, 2003
------------------------      (Principal Financial Officer
SALVATORE J. FURNARI          and Principal Accounting
                              Officer)

/s/ Angelo S Morini           President and Director            October 10, 2003
------------------------
ANGELO S. MORINI

/s/ David H. Lipka            Chairman of the Board             October 10, 2003
------------------------      and Director
DAVID H. LIPKA

/s/ Thomas R. Dyckman         Director                          October 10, 2003
------------------------
THOMAS R. DYCKMAN

/s/ Charles L. Jarvie         Director                          October 10, 2003
------------------------
CHARLES L. JARVIE

/s/ Joseph J. Juliano         Director                          October 10, 2003
------------------------
JOSEPH J. JULIANO

/s/ M.A. Patrice Videlier     Director                          October 10, 2003
------------------------
M.A. PATRICE VIDELIER

INDEX TO EXHIBITS

Exhibit No.    Description of Exhibit
-----------    -----------------------------------------------------------------

*4.3 Securities Purchase Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Fromageries Bel S.A. (Filed as
               Exhibit 10.8 on Form 8-K filed June 2, 2003.)

*4.4 Registration Rights Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Fromageries Bel S.A. (Filed as
               Exhibit 10.9 on Form 8-K filed June 2, 2003.)

*4.5 Securities Purchase Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Frederick A. DeLuca (Filed as
               Exhibit 10.10 on Form 8-K filed June 2, 2003.)

*4.6 Registration Rights Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Frederick A. DeLuca (Filed as
               Exhibit 10.11 on Form 8-K filed June 2, 2003.)

*4.7 Securities Purchase Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Apollo Capital Management Group, L.P. (Filed as Exhibit 10.12 on Form 8-K filed June 2, 2003.)

*4.8 Registration Rights Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Apollo Capital Management Group, L.P. (Filed as Exhibit 10.13 on Form 8-K filed June 2, 2003.)

*4.9 Securities Purchase Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Apollo MicroCap Partners, L.P. (Filed as Exhibit 10.14 on Form 8-K filed June 2, 2003.)

*4.10 Registration Rights Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Apollo MicroCap Partners, L.P. (Filed as Exhibit 10.15 on Form 8-K filed June 2, 2003.)

*4.11 Securities Purchase Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Ruggieri of Windermere Family Limited Partnership (Filed as Exhibit 10.16 on Form 8-K filed June 2, 2003.)

*4.12 Registration Rights Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Ruggieri of Windermere Family Limited Partnership (Filed as Exhibit 10.17 on Form 8-K filed June 2, 2003.)

*4.13 Securities Purchase Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Ruggieri Financial Pension Plan (Filed as Exhibit 10.18 on Form 8-K filed June 2, 2003.)

*4.14 Registration Rights Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and Ruggieri Financial Pension Plan (Filed as Exhibit 10.19 on Form 8-K filed June 2, 2003.)

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*4.15          Securities  Purchase  Agreement  dated as of May 21, 2003 between
               Galaxy  Nutritional Foods, Inc. and David Lipka (Filed as Exhibit
               10.20 on Form 8-K filed June 2, 2003.)

*4.16 Registration Rights Agreement dated as of May 21, 2003 between Galaxy Nutritional Foods, Inc. and David Lipka (Filed as Exhibit
               10.21 on Form 8-K filed June 2, 2003.)

*4.1 Stock Purchase Warrant issued to FINOVA Mezzanine Capital, Inc., dated September 30, 1999 (Filed as Exhibit 4.1 to Registration Statement on Form S-3 filed November 28, 2000.)

5.1 Opinion of Baker & Hostetler, regarding legality of shares being offered (Filed herewith.)

*10.1 Stock Purchase Warrant issued to SouthTrust Bank dated May 29, 2003 (Filed as Exhibit 10.7 on Form 8-K filed June 2, 2003.)

*10.2 Stock Purchase Option Agreement and Stock Purchase Warrant by and between Excalibur Limited Partnership and BH Capital Investments, L.P. and Galaxy Nutritional Foods dated as of April 24, 2003 (Filed as Exhibit 10.52 on Form 10-Q for the fiscal quarter ended June 30, 2003.)

10.3 Stock Purchase Option issued to John Ruggieri, dated December 17, 2002 (Filed herewith.)

10.4 Stock Purchase Option issued to John Ruggieri, dated January 24, 2003 (Filed herewith.)

10.5 Stock Purchase Warrant issued to Frederick Deluca, dated April 10, 2003 (Filed herewith.)

23.1 Consent of Baker & Hostetler (Contained in its opinion filed as Exhibit 5.1.)

23.2           Consent of BDO Seidman, LLP (Filed herewith.)

24.1           Powers of Attorney (Included on Signature Page.)

*Previously Filed.

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